Exhibit 99.1

www. xtlbio. com XTL Biopharmaceuticals ( NASDAQ: XTLB) ( TASE: XTLB. TA) November 2018

 Forward Looking Statements Certain statements in this presentation are forward - looking within the meaning of the Private Securities Litigation Reform Act of 1995 . These statements may be identified by the use of forward - looking words such as "anticipate," "planned," "believe," "forecast," "estimated," "expected," and "intend," among others . These forward - looking statements are based on XTL Biopharmaceuticals Ltd . ’s current expectations and actual results could differ materially . There are a number of factors that could cause actual events to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to, the accuracy of our financial forecasts in our product candidates’ development activity and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives ; the timing and cost of the in - licensing, partnering and acquisition of new product opportunities ; the timing of expenses associated with product development and manufacturing of the proprietary product candidates that we have acquired, and those that may be in - licensed, partnered or acquired ; substantial competition ; our need for additional financing ; uncertainties of patent protection and litigation ; uncertainties of government or third party payer reimbursement ; and risks related to failure to obtain regulatory clearances or approvals and noncompliance with applicable drug development regulations . As with any pharmaceutical under development, there are significant risks in the development, regulatory approval and commercialization of new products . There are no guarantees that future clinical trials discussed in this presentation will be completed or successful or that any product candidate will receive regulatory approval for any indication or prove to be commercially successful . Investors should read the risk factors set forth in our Form 20 - F filed with the Securities and Exchange Commission and periodic reports filed with the Securities and Exchange Commission and the Tel Aviv Stock Exchange . While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties . Unlisted factors may present significant additional obstacles to the realization of forward - looking statements . Forward - looking statements included herein are made as of the date hereof, and we do not undertake any obligation to update publicly such statements to reflect subsequent events or circumstances, except as required by law .

▪ Current asset, hCDR1, for the treatment of autoimmune diseases: ▪ Strategic shareholding in Intercure ▪ Intercure recently purchased Canndoc , entering the medical cannabis space ▪ XTL holds ~2.5% of Intercure ▪ XTL has ~$9 million in cash and Intercure’s securities ▪ XTL is in the process of identifying additional assets to add to XTL’s portfolio Overview  Phase III Phase IIb Phase II Phase I Preclinical Indication SLE (lupus) Sjogren’s Syndrome

hCDR 1 Overview ▪ Novel compound with unique MoA and robust clinical data ▪ Clinical data in > 400 patients with Systemic Lupus Erythematosus (SLE) o Demonstrated favorable safety profile and well tolerated by patients o “Demonstrated efficacy in … clinically meaningful endpoints” ( Lupus Science & Medicine Journal – August 2015 ) ▪ Encouraging data in Sjogren’s Syndrome ( pSS ), similar to data previously obtained in SLE ▪ Lead indications represent significant unmet medical needs ▪ GSK acquired HGS (2012) for SLE drug Benlysta for $ 3 billion (only approved drug in > 50 years) ▪ No effective therapy on the market for many/most patients; weak competitive pipeline ▪ Many recent Phase 3 failures in SLE; no new drugs approved for systemic pSS ▪ Lack of effective/safe steroid sparing agents for many SLE manifestations ▪ Current treatments: anti - malarials , corticosteroids, immunosuppressants , cytotoxics ▪ Severe side effects with current treatments (hypertension, osteoporosis, bone marrow suppression, increased cancer risk, etc.) ▪ Aurinia “success” in Lupus Nephritis: FDA allows single Phase 3 study; following Phase 2 success, raised >$ 200 million and share price increased 5 x

SLE/Lupus: Market Overview ▪ Prevalence 1 ▪ 1.5 million patients in U.S. ( 5 million worldwide) across various ethnicities/geographies ▪ Vast majority at onset are women / majority between ages of 15 and 45 ▪ Prognosis ▪ Dermatologic & musculoskeletal manifestations are the most common but major organ involvement such as renal, central nervous system and serosal occur frequently ▪ Major organs may become involved as disease progresses ▪ Most common causes of death ▪ Initial – active disease or infection ▪ Later - Renal failure, Cardiovascular disease, CNS disorders ▪ 80 - 90 % of patients survive beyond 10 years 1 ▪ Market expected to grow dramatically 1 Lupus Foundation of America

hCDR 1 ( Edratide ): Clinical Trial History ▪ Three clinical trials completed (by Teva): Phase Ia , Ib and IIb trials ▪ Over 400 patients enrolled in prior trials ▪ Well tolerated and demonstrated favorable safety profile ▪ Phase IIb (PRELUDE) trial (conducted by Teva ) ▪ Did not meet primary endpoint (SLEDAI) ▪ Did not enforce steroid withdrawal algorithm ▪ Encouraging results in secondary clinical endpoint, BILAG index (see below) ▪ 0.5 mg weekly dose showed a substantial effect ▪ Opportunity ▪ Teva returned product to Yeda in 2009 ▪ FDA published revised guidelines in 2010 with BILAG as preferred primary endpoint ▪ XTL in - licensed in 2014 ▪ FDA confirmed to XTL that BILAG should be primary endpoint in clinical development

Secondary Endpoint - BILAG Responder Analysis (Placebo vs. Edratide 0.5 mg) hCDR 1 Clinical Data – PRELUDE Study  ITT Cohort – Predefined Endpoint (p= 0.03 ) Post Hoc Data: Clear trend toward even more substantial effect with reduced steroid use

SS: Market Overview ▪ Prevalence ▪ ~ 0.7% 1 of U.S. population – estimated 2.5 to 4 million patients 2 ▪ Vast majority at onset are women (at least 9:1 ) 2 ▪ Average age at diagnosis: 40 - 50 years 2 ▪ Market expected to grow to 3.5 million cases globally by 2024 1 ▪ Prognosis ▪ Hallmark symptoms are dry eyes/mouth, fatigue and joint pain ▪ May impact other organs (extra - glandular): kidneys, gastrointestinal system, blood vessels, lungs, liver, pancreas and nervous system ▪ Increased risk of non - Hodgkin’s B cell lymphoma (relative risk: 13 x chance of developing disease vs. general population) 1 ▪ Weak pipeline: only 1 Phase III product ▪ Orencia (BMS) approved for Rheumatoid Arthritis ▪ 1 open - label proof - of - concept study and then straight to Phase 3 ▪ Other trials – early stage & no reported data; off - label use of other AI drugs 1 Global Data Research 2016

Confidential  * P values calculated from % responses of all tested patients (responders and non responders) as compared to medium= 100%. ▪ Blood mononuclear cells (PBMC) from blood samples of patients with pSS incubated in - vitro with hCDR 1 and a control peptide ▪ Promising in - vitro/ex - vivo study results: ▪ Reduction in gene expression of 5 cytokines involved in SS/lupus and upregulation of immunosuppressive genes ▪ Similar to results in SLE patients using same method ▪ Similar studies in PBMCs of RA and APS patients yielded no significant effect hCDR 1 : Pre - clinical Data on pSS Patients Effect on Gene Expression of Cytokines/Immunosuppressive Genes Cytokine # 1 Cytokine # 2 Cytokine # 3 Cytokine # 4 Im . Supp. Gene

Confidential  ▪ Intercure recently purchased 100 % of Canndoc , an Israeli licensed producer of Pharma - Grade Cannabis based products, under IMC - GAP/GMP standard ▪ Canndoc has been active in medical cannabis for > 10 years, growing thousands of kilos and providing to thousands of patients and leading institutes and R&D centers for clinical trials ▪ Intercure share price increased > 10 x since beginning 2018 to company value of >$ 100 million ▪ XTL owns 2.5 % of Intercure (~$ 3 million value) Strategic Investment in Intercure

Confidential  Intercure/ Canndoc (Competitive Environment)

Summary ▪ XTL is looking to develop assets for the treatment of diseases with high unmet medical needs ▪ Its current asset, hCDR 1 , is being developed for the treatment of SLE/lupus and Sjogren’s Syndrome and the company is exploring options for further development ▪ hCDR 1 has robust clinical data on > 400 SLE patients ▪ XTL has a strategic shareholding in Intercure ▪ Intercure recently entered the medical cannabis space with its purchase of Canndoc ▪ XTL holds ~ 2.5 % of Intercure – valued at ~$ 3 million ▪ XTL is in the process of identifying additional assets to add to XTL’s portfolio ▪ XTL currently has $ 9 million in cash and marketable securities

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